NO ACT

PE
2-18-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


14005088

February 18, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-18-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation

Dear Mr. Mueller:

This is in regard to your letter dated February 18, 2014 concerning the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate, the Sisters of St. Francis of Philadelphia, the American Baptist Home Mission Society, Neva Goodwin, the Sisters of St. Dominic of Caldwell New Jersey, the Needmor Fund and the Sisters of Charity of Saint Elizabeth for inclusion in Bank of America's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Bank of America therefore withdraws its January 6, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Rev. Séamus P. Finn, OMI
Missionary Oblates of Mary Immaculate
seamus@omiusa.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 18, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of the Missionary Oblates of Mary Immaculate et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 6, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, Bank of America Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from the Missionary Oblates of Mary Immaculate, the Sisters of St. Francis of Philadelphia, the American Baptist Home Mission Society, Neva Goodwin, the Sisters of St. Dominic of Caldwell New Jersey, the Needmor Fund and the Sisters of Charity of Saint Elizabeth (the "Proponents").

Enclosed as Exhibit A are two letters from Rev. Séamus P. Finn, dated February 7, 2014, withdrawing the Proposal on behalf of the Proponents. In reliance on these letters, we hereby withdraw the January 6, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Jennifer E. Bennett, Bank of America Corporation
Rev. Séamus P. Finn, OMI, Missionary Oblates of Mary Immaculate
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Nora M. Nash, The Sisters of St. Francis of Philadelphia
David L. Moore Jr., American Baptist Home Mission Societies
Sister Patricia A. Daly, OP, Sisters of St. Dominic of Caldwell New Jersey
Neva Goodwin
Farha-Joyce Haboucha
Sister Barbara Aires, SC, Sisters of Charity of Saint Elizabeth

EXHIBIT A



Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

February 7th, 2014

Lauren A. Mogensen, Deputy General Counsel and Corporate Secretary
Bank of America
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogenson:

We have decided to withdraw the stockholder resolution that others and we filed on "Report on Business Standards Review" for inclusion in the 2013 proxy and for consideration at the annual general meeting of the corporation.

We look forward to the opportunity to discuss the issues that we have raised in the resolution with representatives of Bank of America in the coming weeks and will continue to pursue the objectives of transparency and accountability to shareholders that are addressed in the resolution. We continue to believe that it is in the best interest of our company to be more transparent and accountable to all stakeholders on the actions that our company has taken to address the colossal failures in risk management that were exposed in the near meltdown of 2008 and continue to be the subject of numerous settlements with regulators and government authorities.

Sincerely,



Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE w Washington, DC 20017 w Tel: 202-529-4505 w Fax: 202-529-4572
Website: www.omiusajpic.org



Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

February 7th, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

We have decided to withdraw the resolution we filed with Bank of America called "Report on Business Standards Review", and this is to let you know that I am authorized by the Missionary Oblates of Mary Immaculate and the other filers to withdraw this resolution for inclusion in the 2014 proxy statement for consideration of the shareholders.

Enclosed is a copy of my letter to MS Lauren A. Mogensen, Deputy General Counsel and Corporate Secretary, Bank of America.

Sincerely,



Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE w Washington, DC 20017 w Tel: 202-529-4505 w Fax: 202-529-4572
Website: www.omiusajpic.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 6, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of the Missionary Oblates of Mary Immaculate et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Missionary Oblates of Mary Immaculate, the Sisters of St. Francis of Philadelphia, the American Baptist Home Mission Society, Neva Goodwin, the Sisters of St. Dominic of Caldwell New Jersey, the Needmor Fund and the Sisters of Charity of Saint Elizabeth (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: That the shareholders request the Board commission a comprehensive report available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following and including the timeline for changes and description of the banks [sic] review process that are in place to assess the effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.
>
> 1. A list of each major legal issue under investigation or settled;
> 2. The Bank's reputational credibility problem;
> 3. Rebuilding commitment to ethics by staff;
> 4. New checks and balances mandated by the Board and management addressing risk;
> 5. New structures of Board accountability and oversight;
> 6. A summary of steps taken to insure no recurrence of misconduct;
> 7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

A copy of the Proposal and the supporting statement, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur with our view that the Proposal may be properly excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, it deals with the Company's general employee compensation matters, legal compliance program, its general adherence to ethical business practices and its marketing and customer relations.

Rule 14a-8(i)(7) allows for the exclusion of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A stockholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Similarly, a stockholder proposal request for a board-level review or report on areas of risk for a company does not preclude exclusion if the underlying subject matters of the risks are ordinary business. As the Staff indicated in Staff Legal Bulletin No. 14E (Oct. 27, 2009), in evaluating stockholder proposals that request a risk assessment:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Accordingly, the Staff has continued to concur with the exclusion of stockholder proposals seeking risk reports or reviews, including reports or reviews by a company's board of directors, when the requested risk subject matters concerned ordinary business operations. For example, the proposal in *Sempra Energy* (avail. Jan. 12, 2012, *recon. denied* Jan. 23, 2012) asked the company's board to review and report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices." The company argued that the proposal could be excluded under Rule 14a-8(i)(7), and the Staff agreed, noting that "although the proposal requests the board to conduct an independent oversight review of . . . management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters."[1]

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[1] *See also Exxon Mobil Corp.* (avail. Mar. 6, 2012) (concurring in the exclusion of a proposal asking the board to prepare a report on "environmental, social and economic challenges associated with the oil sands," which involved ordinary business matters); *The TJX Cos., Inc.* (avail. Mar. 29, 2011) (concurring in the exclusion of a proposal requesting an annual assessment by the board of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to stockholders on the assessment, which involved ordinary business matters); *Amazon.com, Inc.* (avail. Mar. 21, 2011) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011) (same); *The Western Union Co.* (avail. Mar. 14, 2011) (concurring in the exclusion of a proposal requesting the establishment of a board risk committee and a report by the committee on how the company was monitoring and controlling particular risks, where the subject matters of the risks involved ordinary business matters); *Lazard Ltd.* (avail. Feb. 16, 2011) (concurring in the exclusion of a proposal requesting an annual assessment by the board of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to stockholders on the assessment, which involved ordinary business matters); *Pfizer Inc.* (avail. Feb. 16, 2011) (same).

Similar to the *Sempra Energy* proposal, the Proposal seeks a "comprehensive report . . . describing the steps the bank has taken to address or remedy" multiple areas of risk for the Company, including "[t]he compensation package of . . . responsible staff involved in or accountable for oversight of these scandals," its legal issues and "[a] summary of steps taken to insure no recurrence of misconduct," "[r]ebuilding commitment to ethics" and its "reputational credibility problem." As discussed in more detail below, the Proposal thereby directly implicates the Company's decisions regarding general employee compensation matters, its legal compliance program, its general adherence to ethical business practices and its marketing and customer relations. The Staff has concurred with the exclusion of stockholder proposals regarding each of these topics on ordinary business grounds. Furthermore, even if the Proposal also touches upon a significant policy issue, it remains excludable under Rule 14a-8(i)(7) due to its inclusion of these ordinary business matters.[2]

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To General Employee Compensation Matters.

The Proposal's request for a report on "[t]he compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward" directly implicates the Company's general employee compensation policies. The Staff routinely concurs in the exclusion of stockholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation matters." Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated, "(s)ince 1992, we have applied a

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[2] *See Apache Corp.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Intel Corp.* (avail. Mar. 18, 1999) ("There appears to be some basis for your view that Intel may exclude the proposal under [R]ule 14a-8(i)(7), as relating, *in part*, to Intel's ordinary business operations . . . .") (emphasis added); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

bright-line analysis to proposals concerning equity or cash compensation. . . . We agree with the view of companies that they may exclude proposals that relate to general employee compensation" but not proposals that "concern only senior executive and director compensation."

The Staff has consistently concurred with the exclusion of stockholder proposals that seek to regulate compensation practices with respect to the general workforce because they encroach upon the Company's "ordinary business operations." For example, in *Microsoft Corp.* (avail. Sept. 17, 2013), the Staff concurred with the exclusion of a proposal that requested that the board of directors and/or compensation committee limit the average cap on individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for." The Staff noted that the proposal related to compensation that may be paid to employees generally, and was not limited to compensation that may be paid to senior executive officers and directors, and thus was excludable under Rule 14a-8(i)(7).[3]

Similar to the *Microsoft* proposal, the Proposal requests a report that would address "[t]he compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward." Thus, the Proposal, by its terms, is not limited to "senior executives" but also applies to "responsible staff," which it distinguishes from executives. In addition, the requested discussion of "the process for clawbacks and positive incentives reinforcing responsible behavior going forward" appears to relate to policies for Company employees.

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[3] *See also Deere & Co.* (avail. Oct. 17, 2012) (proposal excluded that requested managing officers and directors repatriate a portion of their compensation into an employee bonus pool); *Wells Fargo & Co.* (avail. Mar. 14, 2011, *recon. denied* Apr. 5, 2011) (proposal excluded that requested that the company's board generate a report on its 100 highest paid employees); *Exxon Mobil Corp. (Morse)* (avail. Feb. 16, 2010, *recon. denied* Mar. 23, 2010) (proposal excluded seeking to limit compensation paid to "[m]anagement"); *Goldman Sachs Group, Inc.* (avail. Mar. 8, 2010) (proposal excluded that requested that the board make changes to the company's compensation plan as applied to named executive officers and the 100 most highly compensated employees); *Comcast Corp.* (avail. Feb. 22, 2010) (proposal excluded seeking to limit compensation paid to "Management"); *Prudential Bancorp, Inc. of Pennsylvania* (avail. Nov. 12, 2009) (proposal excluded that requested that no bonus be awarded to any employee of Prudential Bancorp in any quarter in which Prudential Bancorp loses money); *3M Co.* (avail. Mar. 6, 2008) (proposal excluded regarding variable compensation of the company's "high-level" employees).

The management of the Company's employee compensation program, including determinations as to eligibility for participation in salary increases, the amounts and timing associated with any salary increase, and the determination of other incentives or disincentives, is one of the most fundamental tasks reserved to the Company's management as part of the Company's ordinary business operations. The Company's Global Human Resources team is directly responsible for the design, implementation and oversight of all of the Company's employee benefit plans and programs, including the Company's salary plans. In fact, the Global Head of Human Resources and the Global Human Resources team are responsible for the recruiting, leadership development, compensation, benefits, and employee relations for employees in more than 40 countries.[4] In evaluating the Company's compensation policies, the Company's management reviews various complex criteria about which the Company's stockholders, as a group, would not be in a position to make informed judgments. The Company's decisions are predicated on effecting meaningful comparisons of the historical, current and projected costs associated with such compensation programs in every jurisdiction where the Company does business, determining the amount of any increases that can be made from year to year in light of the Company's budget, and apportioning any salary adjustments in accordance with the needs of the business and the individual performance of the Company's employees.

For these reasons, and consistent with Staff precedent, the Company believes that the Proposal can be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) for concerning general employee compensation issues, an ordinary business matter.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Legal Compliance Program.

The Proposal's request that the report include "[a] list of each major legal issue under investigation or settled," as well as "[a] summary of steps taken to insure no recurrence of misconduct" directly implicates the Company's legal compliance program. The Staff has consistently recognized stockholder proposals relating to a company's legal compliance program as excludable under Rule 14a-8(i)(7) for infringing on management's core function of overseeing ordinary business practices. For example, in *ConocoPhillips* (avail. Feb. 23, 2006), the proposal sought a board report on potential legal liabilities arising from alleged omissions from the company's prospectus. The Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to ConocoPhillips's ordinary business operations (i.e., general legal compliance program)." Likewise, in *Yahoo! Inc.* (avail. Apr. 3, 2012), the proponent sought the "due diligence and disclosure" of certain

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[4] *See* the description of the Global Head of Human Resources, *available at* http://newsroom.bankofamerica.com/andrea-smith.

alleged misconduct and "potential abuses" related to the Yahoo! Human Rights Fund and corporate assets in Alibaba. The Staff granted no-action relief under Rule 14a-8(i)(7), stating that the proposal concerned the company's "legal compliance program," and was thus properly excludable as relating to the ordinary business operations of the company.[5]

Similar to the *ConocoPhillips* and *Yahoo!* proposals, the Proposal seeks a comprehensive report on "each major legal issue under investigation or settled," including a description of "steps the bank has taken to address or remedy" such issues, as well as "[a] summary of steps taken to insure no recurrence of misconduct." These portions of the proposal seek disclosure of some of the principal components of the Company's legal compliance program. The Company is subject to numerous federal, state and municipal laws and regulations of the United States and the laws and regulations of numerous foreign jurisdictions. The development and implementation of policies and procedures to ensure compliance with all of these applicable laws and regulations, including the investigation and resolution of legal issues, is an integral part of the Company's day-to-day business operations. It is management's responsibility to oversee legal issues with a view to the best interests of the Company and all of its stockholders. The Proposal improperly seeks to subject this vast and complex aspect of the Company's business operations to stockholder oversight. Accordingly, because the Proposal relates to the Company's general conduct of a legal compliance program, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

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[5] *See also Raytheon Co.* (avail. Mar. 25, 2013) (proposal directing the board to report on the board's oversight of the company's efforts to implement the Americans with Disabilities Act, the Fair Labor Standards Act, and the Age Discrimination in Employment Act was excludable because it concerned the company's legal compliance program); *Sprint Nextel Corp.* (avail. Mar. 16, 2010) (stockholder proposal calling for an explanation of the company's code of ethics and its alleged failings was excludable because it concerned the company's legal compliance program); *Yum! Brands, Inc.* (avail. Mar. 5, 2010) (proposal seeking management verification of the employment legitimacy of all employees was excludable because it concerned the company's legal compliance program); *The AES Corp.* (avail. Mar. 13, 2008) (proposal seeking an independent investigation of management's involvement in the falsification of environmental reports was excludable because it concerned the company's general conduct of legal compliance program); *Verizon Communications Inc.* (avail. Jan. 7, 2008) (proposal seeking adoption of policies to ensure that the company did not engage in illegal trespass actions and to prepare a report on the company policies for handling such incidents was excludable because it concerned the company's general legal compliance program).

C. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To General Adherence To Ethical Business Practices.

The Proposal's request for a report on the steps taken to "[r]ebuild[] commitment to ethics by staff" as well as "[a] summary of steps taken to insure no recurrence of misconduct" directly implicates the Company's code of ethics. The Staff has long recognized that stockholder proposals relating to the general adherence to codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. As a result, a variety of stockholder proposals submitted to different companies over the years relating to creating, modifying, monitoring and enforcing compliance with a company's code of ethics have been consistently excluded with staff concurrence. For example, in *The Walt Disney Co.* (avail. Dec. 12, 2011), the proposal asked the board to report on board compliance with Disney's Code of Business Conduct and Ethics for directors. In its response concurring with Disney's exclusion of the proposal, the Staff stated, "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under [R]ule 14a-8(i)(7)." Similarly, *Verizon Communications, Inc.* (avail. Jan. 10, 2011) involved a proposal directing the board to form a Corporate Responsibility Committee charged with monitoring the company's commitment to integrity, trustworthiness, and reliability—and the extent to which it lived up to its Code of Business Conduct. The Staff concurred that it would not recommend enforcement action if Verizon omitted the proposal since "[p]roposals that concern general adherence to ethical business practices" are generally excludable.[6]

Similar to the requests in the *Disney* and *Verizon* proposals, the Proposal requests that the Company commission a comprehensive report on "steps the bank has taken to address . . . [and] [r]ebuild[] commitment to ethics by staff." The Proposal also requests that the report include "[a] summary of steps taken to insure no recurrence of misconduct." Such an undertaking is at the heart of the Company's ordinary business operations. At the Company, it is a fundamental management function to develop, enhance and assure compliance with the Company's internal ethics policies. To this end, the Company's Code of Ethics (the "Code") applies to everyone who is employed by the Company, including all employees and directors. Under the Code, each employee is accountable for upholding the

[6] *See also International Business Machines Corp.* (avail. Jan. 7, 2010) (proposal directing officers to restate and enforce certain standards of ethical behavior was excludable because it related to general adherence to ethical business practices); *NYNEX Corp.* (avail. Feb. 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct was excludable because it related to the particular topics to be addressed in the company's code of conduct).

highest ethical standards as they execute their work responsibilities. Each employee is required to acknowledge their responsibility for reading, understanding and complying with the Code on an annual basis. The Code is intended to guide the Company's employees to exercise good judgment at all times and to instill public trust and confidence in the Company. Since the Company's reputation and integrity are considered fundamental to the Company's business operations, a violation of the Code or other policies, laws and regulations constitutes grounds for disciplinary action, including termination of employment and possible legal action.[7]

The Company's senior executive officers are responsible for setting the ethical standards and overseeing compliance with these standards. In addition, the Company's Board of Directors must approve any waiver of the Code for the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer and any other executive officer or director. The Code is often updated, and most recently, on April 25, 2013, the Code was amended to reflect the Company's new brand by incorporating the Company's articulated values.[8] Given that the Company's management is already integrally involved in the promulgation, modification, administration and enforcement of the Code, the Proposal deals with matters relating to the Company's ordinary business operations. As such, consistent with the past determinations by the Staff, the Proposal is excludable under Rule 14a-8(i)(7).

D. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To Marketing And Customer Relations.

The Proposal's request for a comprehensive report on "the [b]ank's reputational credibility problem" and "steps the bank has taken to address or remedy" it directly implicates the Company's marketing and customer relations efforts. The Staff has routinely found that stockholder proposals dealing with customer relations and marketing issues relate to ordinary business and, accordingly, may be excluded under Rule 14a-8(i)(7). Precedent makes clear that the Staff views a wide spectrum of issues as customer relations matters, including the creation of reports evaluating customer relations and marketing policies, as well as the adoption of policies that govern customer relations or the establishment of committees to deal with customer relations issues. For example, in *The Coca-Cola Co.* (avail. Jan. 21, 2009, *recon. denied* Apr. 21, 2009), the proposal, concerned about the "company's reputation with consumers" and stating that "[g]ranting consumers access to better information about [the company's] products can boost consumer confidence," requested that the company prepare a report evaluating new or expanded policy options to further enhance

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[7] *See* the Bank of America 2013 Code of Ethics, *available at* http://investor.bankofamerica.com/phoenix.zhtml?c=71595&p=irol-govconduct.

[8] *Id.*

transparency of information to consumers of bottled beverages produced by the company. The Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to Coca-Cola's ordinary business operations (i.e., marketing and consumer relations)." Similarly, in *Dean Foods Co.* (avail. Mar. 9, 2007), the Staff concurred with the exclusion of a proposal that expressed concern that the company's "[b]rand image and shareholder value [were] threatened by . . . consumer concerns and the associated widespread and increasing media coverage" of the national Organic Consumers Association boycott of the company's dairy products. The proposal requested that an independent committee review the company's policies and procedures for its organic dairy products and report to stockholders on the adequacy of those policies and procedures in protecting the company's brands and reputation and in addressing consumer and media criticism. The Staff agreed that the proposal could be excluded because it related to the company's "customer relations and decisions relating to supplier relationships."[9]

Similar to the *Coca-Cola* and *Dean Foods* proposals, the Proposal's supporting statement claims that the Company's reputation is in danger and that the "business is negatively affected with clients, consumers and the public." In addition, the Proposal seeks a comprehensive report on "the [b]ank's reputational credibility problem" and a description of "steps the bank has taken to address or remedy" it, much like the requests found in both the *Coca-Cola* and *Dean Foods* proposals.

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[9] *See also Ford Motor Co.* (avail. Feb. 13, 2013) (proposal requesting that the company review dealership performance and remove dealers that are inept at repairing vehicles and show poor customer service was excludable because it concerned customer relations); *OfficeMax, Inc.* (avail. Feb. 13, 2006) (proposal requesting the establishment of a task force to benchmark policies used for handling promotional rebates provided to customers excludable because it concerned customer relations); *Bank of America Corp.* (avail. Mar. 3, 2005) (proposal requesting that the company take action and adopt a "Customer Bill of Rights" and create the position of "Customer Advocate" was excludable because it concerned customer relations); *Consolidated Edison, Inc.* (avail. Mar. 10, 2003) (proposal relating to the management of employees, interaction with customers and customer relations was excludable because it concerned customer relations); *BellSouth Corp.* (avail. Jan. 9, 2003) (proposal to correct personnel and computer errors relating to customers was excludable because it concerned management of employees and customer relations); *Verizon Communications Inc.* (avail. Jan. 9, 2003) (proposal to establish improved quality control procedures for advertisements in the Yellow Pages directories and adopt policies regarding customer complaints was excludable because it concerned customer relations).

Each of the Company's approximately 250,000 employees is responsible for the Company's reputation, and the Company's reputation may be damaged by the acts of a single employee. The Company's reputation can vary by community in which it conducts business operations and by country in the countries around the world in which it operates. The Proposal's reference to the Company's "reputational credibility problem" is unclear as to what reputational credibility problem on which the proposed report is to address.

Managing the Company's reputation is a fundamental part of the Company's marketing and public relations efforts. In fact, there are distinct positions within the Company's management dedicated to the strategic positioning of the Company and its lines of business around the world and to managing public affairs issues affecting the Company. The Company's Global Strategy and Marketing Officer, a member of the senior management team, and her direct reports are executives responsible and accountable for the strategic positioning of the Company and its lines of business around the world and managing public affairs issues affecting the Company. The Global Strategy and Marketing Officer leads the Company's Global Marketing & Corporate Affairs Department, which also is responsible for building, advancing and protecting the Company's brand, interests and reputation globally, in a manner that connects with the aspirations and ideals of the Company's customers, clients, key influencers and stockholders.[10] In evaluating the Company's marketing strategies and customer relations policies, the Company's management reviews various complex criteria about which the Company's stockholders, as a group, would not be in a position to make informed judgments. These Company decisions are predicated on its knowledge and understanding of the global banking marketplace and consumer and market research regarding such marketplace. Yet the Proposal seeks to create stockholder oversight of these areas. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because by seeking a report on the Company's reputational credibility, it relates to the Company's marketing and customer relations efforts, which are areas of ordinary business for the Company.

CONCLUSION

Because the Proposal focuses on aspects of the Company's business that are fundamental management responsibilities, we believe the Proposal is excludable under Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations. Accordingly, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

---

[10] *See* the description of the Global Strategy and Marketing Officer, *available at* http://newsroom.bankofamerica.com/anne-finucane.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
Rev. Séamus P. Finn, OMI, Missionary Oblates of Mary Immaculate
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Nora M. Nash, The Sisters of St. Francis of Philadelphia
David L. Moore Jr., American Baptist Home Mission Societies
Sister Patricia A. Daly, OP, Sisters of St. Dominic of Caldwell New Jersey
Neva Goodwin
Farha-Joyce Haboucha
Sister Barbara Aires, SC, Sisters of Charity of Saint Elizabeth

EXHIBIT A


OMI USA
JPIC

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

November 22, 2013

Lauren A. Mogensen, Deputy General Counsel and Corporate Secretary
Bank of America
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogenson:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 350 faith-based and other institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses whose combined assets exceed $100 billion. We are the beneficial owners of 40,000 shares in Bank of America. Verification of our ownership of this stock from a DTC participant is enclosed. We plan to hold these shares at least until the annual meeting.

I am writing to file the stockholder resolution on a Report on Business Standards. In brief, the proposal states: **RESOLVED**: That the shareholders request the Board commission a comprehensive report available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following and including the timeline for changes and description of the banks review process that are in place to assess the effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;

2. The Bank's reputational credibility problem;

3. Rebuilding commitment to ethics by staff;

4. New checks and balances mandated by the Board and management addressing risk;

5. New structures of Board accountability and oversight;

6. A summary of steps taken to insure no recurrence of misconduct;

7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

As sponsors of the enclosed stockholder resolution, we will present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We hope that the company will be willing to dialogue with the filers about this proposal. I am the contact person for this resolution/proposal and can be reached 202-269-6715 or at seamus@omiusa.org

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

OFFICE OF THE
NOV 25 2013
CORPORATE SECRETARY

Report on Business Standards
2014 – Bank of America Corp.

As shareowners of Bank of America we are alarmed by the constant flow of announced settlements that our company continues to make to address legacy issues related to the near financial collapse of 2008 that battered the economy and brought icons of American business (General Motors, Lehman Brothers) to their knees. It is deeply disappointing and distressing to be reminded of the levels and extent of the unethical and apparently illegal activities that have been attributed to our bank.
For example:

- In Dec 2010 we reached a $2.6 billion settlement with Freddie Mac and Fannie May.
- In April 2011 we agreed to a $1.6 billion settlement with Assured Guaranty
- In June 2011 we settled for $8.6 billion with Bank of New York
- In Feb 2012 our part of the national mortgage settlement with the Justice Department and 49 state attorneys general was $11.8 billion.
- In Sept 2012 a $2.4 billion settlement on class action Merrill Lynch was reached.
- In January 2013 $11.6 billion repurchase settlement with Fannie Mae.
- In 2013, the bank settled for $1.66 billion with bond insurer MBIA Inc.
- Earlier in 2013, Bank of America entered into a comprehensive, $10.2 billion settlement with Fannie Mae covering loans by affiliates of Countrywide Financial Corp. and Bank of America NA.
- In addition our bank settled for $2.9 billion with the OCC and the Federal Reserve Board related to the Independent Foreclosure Review.

This is representative of the financial penalties, reputational risk and credibility that our bank faces. The bank's legal costs increased to $19.9 billion in the first half of 2013.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

RESOLVED: That the shareholders request the Board commission a comprehensive report available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following and including the timeline for changes and description of the banks review process that are in place to assess the effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A summary of steps taken to insure no recurrence of misconduct;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

WILMINGTON
TRUST

1800 Washington Boulevard,
P.O. Box 1596
Baltimore, MD 21203-1596

November 22, 2013

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 40,000 shares of Bank of America and has owned these shares for at least one year. These shares are held in nominee name in the M & T Banks' account at the Depository Trust Company. M&T Investment Group is an affiliate of M&T Bank, DTC number 0990

Please don't hesitate to call me with any questions.

Very truly yours,



S Bernadette Greaver
Assistant Vice President
Institutional Administrative Services



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 20, 2013

Lauren A. Mogensen, Deputy General Counsel and Corporate Secretary
Bank of America
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen,

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Bank of America for many years. As faith-based investors, we are truly concerned about the financial penalties and settlements that our bank has incurred and the effect that these are having not only on the economic security of clients, consumers and the public but on the reliability and sustainability of Bank of America as a sound financial institution. We ask our company to rebuild a sense of credibility and provide new strong, effective checks and balances within the bank.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with The Missionary Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. Please note that the contact person for this resolution/proposal will be: Seamus Finn, OMI. Contact information: seamus@omiusa.org
or 202-269-6715

As verification that we are beneficial owners of common stock in Bank of America, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Seamus Finn, OMI
Julie Wokaty, ICCR

OFFICE OF THE
NOV 21 2013
CORPORATE SECRETARY

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Business Standards Review

As shareowners of Bank of America we are alarmed by the constant flow of announced settlements that our company continues to make to address legacy issues related to the near financial collapse of 2008 that battered the economy and brought icons of American business (General Motors, Lehman Brothers) to their knees. It is deeply disappointing and distressing to be reminded of the levels and extent of the unethical and apparently illegal activities that have been attributed to our bank.

For example:

- In Dec 2010 we reached a $2.6 billion settlement with Freddie Mac and Fannie May.
- In April 2011 we agreed to a $1.6 billion settlement with Assured Guaranty
- In June 2011 we settled for $8.6 billion with Bank of New York
- In Feb 2012 our part of the national mortgage settlement with the Justice Department and 49 state attorneys general was $11.8 billion.
- In Sept 2012 a $2.4 billion settlement on class action Merrill Lynch was reached.
- In January 2013 $11.6 billion repurchase settlement with Fannie Mae.
- In 2013, the bank settled for $1.66 billion with bond insurer MBIA Inc.
- Earlier in 2013, Bank of America entered into a comprehensive, $10.2 billion settlement with Fannie Mae covering loans by affiliates of Countrywide Financial Corp. and Bank of America NA.
- In addition our bank settled for $2.9 billion with the OCC and the Federal Reserve Board related to the Independent Foreclosure Review.

This is representative of the financial penalties, reputational risk and credibility that our bank faces.

The bank's legal costs increased to $19.9 billion in the first half of 2013.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

Resolved: That the shareholders request the Board commission a comprehensive report available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following and including the timeline for changes and description of the banks review process that are in place to assess the effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A summary of steps taken to insure no recurrence of misconduct;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

November 20, 2013

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 21,808 shares of Bank of America Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President


American Baptist
Home Mission
Societies
SINCE 1824

American Baptist Home Mission Societies
P.O. Box 851
Valley Forge, PA 19482-0851

800.222.3872
610.768.2000
FAX 610.768.2470

www.abhms.org

November 25, 2013

Mr. Brian Moynihan, CEO
Bank of America
c/o Office of General Counsel
Hearst Tower, 214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Mr. Moynihan:

As socially responsible investors, the American Baptist Home Mission Society looks for social and financial accountability when investing in corporations. We are concerned about the reputational risks associated with the financial practices at the Bank, and we offer this resolution as a means to focus our ongoing dialogue.

The American Baptist Home Mission Society is the beneficial owner of 7,918 shares of Bank of America stock. The American Baptist Home Mission Society has held stock continually for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting. A letter of verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to file the attached proposal asking your Board of Directors to issue a report to shareholders on the steps the bank has taken to address recent unethical activities, to rebuild your credibility and to provide checks and balances within the Bank. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulation of the Securities and Exchange Act of 1934.

While the contact person and lead filer for this resolution is Reverend Seamus Finn, OMI, representing the Missionary Oblates of Mary Immaculate, kindly include me in any communications. Thank you for your attention to this proposal.

Sincerely,

D. L. Moore

David L. Moore Jr., CFA
Director of Investments

Discipleship ▪ Community ▪ Justice

Incorporated as: The American Baptist Home Mission Society ▪ Woman's American Baptist Home Mission Society


BNY MELLON
ASSET SERVICING

November 25, 2013

Mr. David Moore
American Baptist Home Mission Societies
Route 363 & 1st Avenue
P.O. Box 851
Valley Forge, Pa. 19482-0851

Re: American Baptist Home Mission Societies
FISMA & OMB Memorandum M-07-16

Dear Mr. David Moore,

This letter is in response to a request for confirmation that the American Baptist Home Mission Societies has continuously owned 7,918 shares of Bank of America Corp. common stock, since April 13, 2012 and that those 7,918 shares have continuously maintained a market value of at least $123,837.52.

The security is currently held by Mellon Trust, Master Custodian, for the American Baptist Home Mission Societies in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-5350 with any questions.

Sincerely,

Christie Hudyma
GCA Compliance
BNY Mellon

Business Standards Review

As shareowners of Bank of America we are alarmed by the constant flow of announced settlements that our company continues to make to address legacy issues related to the near financial collapse of 2008 that battered the economy and brought icons of American business (General Motors, Lehman Brothers) to their knees. It is deeply disappointing and distressing to be reminded of the levels and extent of the unethical and apparently illegal activities that have been attributed to our bank.

For example:

- In Dec 2010 we reached a $2.6 billion settlement with Freddie Mac and Fannie May.
- In April 2011 we agreed to a $1.6 billion settlement with Assured Guaranty
- In June 2011 we settled for $8.6 billion with Bank of New York
- In Feb 2012 our part of the national mortgage settlement with the Justice Department and 49 state attorneys general was $11.8 billion.
- In Sept 2012 a $2.4 billion settlement on class action Merrill Lynch was reached.
- In January 2013 $11.6 billion repurchase settlement with Fannie Mae.
- In 2013, the bank settled for $1.66 billion with bond insurer MBIA Inc.
- Earlier in 2013, Bank of America entered into a comprehensive, $10.2 billion settlement with Fannie Mae covering loans by affiliates of Countrywide Financial Corp. and Bank of America NA.
- In addition our bank settled for $2.9 billion with the OCC and the Federal Reserve Board related to the Independent Foreclosure Review.

This is representative of the financial penalties, reputational risk and credibility that our bank faces.

The bank's legal costs increased to $19.9 billion in the first half of 2013.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

Resolved: That the shareholders request the Board commission a comprehensive report available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following and including the timeline for changes and description of the banks review process that are in place to assess the effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A summary of steps taken to insure no recurrence of misconduct;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co.
10 Rockefeller Plaza
New York, NY 10020

November 22, 2013

Brian Monahan, CEO
Bank of America
c/o General Counsel Office
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Mr. Monahan,

I, Neva Goodwin, am the beneficial owner of 588 shares of Bank of America stock. I hereby file the enclosed shareowner resolution with Bank of America. In brief, the proposal requests the Board of Directors of Bank of America issue a report to shareholders (at reasonable cost and omitting confidential and proprietary information) on the steps the company is taking to manage certain business risks.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Bank of America shares and intend to maintain ownership of the required number of shares through the 2014 annual meeting. I have been a shareholder for more than one year, have held over $2,000 worth of stock for the last year and will own it going forward. Verification of my ownership position will be forwarded to you by DTC participant, JPMorgan.

The Missionary Oblates of the Mary Immaculate is designated as the primary filer on this resolution and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this resolution. I am pleased to deputize The Missionary Oblates of the Mary Immaculate to withdraw the resolution on my behalf if an agreement has been reached.

Please copy all correspondence regarding this proposal to both Farha-Joyce Haboucha, Managing Director, Rockefeller & Co., 10 Rockefeller Plaza, 3rd Fl., New York, NY 10020, jhaboucha@rockco.com, and to Rev. Séamus P. Finn OMI, Director, JPIC Ministry, Missionary Oblates, 391 Michigan Avenue., Washington DC 20017, seamus@omiusa.org.

Thank for your attention to this matter.

Sincerely,



Neva Goodwin

Encl.
cc:

Report on Business Standards
2014 – Bank of America Corp.

As shareowners of Bank of America we are alarmed by the constant flow of announced settlements that our company continues to make to address legacy issues related to the near financial collapse of 2008 that battered the economy and brought icons of American business (General Motors, Lehman Brothers) to their knees. It is deeply disappointing and distressing to be reminded of the levels and extent of the unethical and apparently illegal activities that have been attributed to our bank.

For example:

- In Dec 2010 we reached a $2.6 billion settlement with Freddie Mac and Fannie May.
- In April 2011 we agreed to a $1.6 billion settlement with Assured Guaranty
- In June 2011 we settled for $8.6 billion with Bank of New York
- In Feb 2012 our part of the national mortgage settlement with the Justice Department and 49 state attorneys general was $11.8 billion.
- In Sept 2012 a $2.4 billion settlement on class action Merrill Lynch was reached.
- In January 2013 $11.6 billion repurchase settlement with Fannie Mae.
- In 2013, the bank settled for $1.66 billion with bond insurer MBIA Inc.
- Earlier in 2013, Bank of America entered into a comprehensive, $10.2 billion settlement with Fannie Mae covering loans by affiliates of Countrywide Financial Corp. and Bank of America NA.
- In addition our bank settled for $2.9 billion with the OCC and the Federal Reserve Board related to the Independent Foreclosure Review.

This is representative of the financial penalties, reputational risk and credibility that our bank faces.

The bank's legal costs increased to $19.9 billion in the first half of 2013.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

RESOLVED: That the shareholders request the Board commission a comprehensive report available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following and including the timeline for changes and description of the banks review process that are in place to assess the effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;

2. The Bank's reputational credibility problem;

3. Rebuilding commitment to ethics by staff;

4. New checks and balances mandated by the Board and management addressing risk;

5. New structures of Board accountability and oversight;

6. A summary of steps taken to insure no recurrence of misconduct;

7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

Bank of America

December 3, 2013

VIA OVERNIGHT MAIL
Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Goodwin:

I am writing on behalf of Bank of America Corporation (the "Company"), which received on November 26, 2013 your stockholder proposal entitled "Report on Business Standards" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. Although stockholder proponents are permitted to aggregate their shares for purposes of satisfying this requirement, each of the Proponents still must provide sufficient proof of its continuous ownership of at least one share of the Company, as described below, and the total market value of Company shares for which ownership is properly demonstrated for all Proponents must be at least $2,000.

The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 22, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company

shares for the one-year period preceding and including the date the Proposal was submitted (November 22, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 22, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 22, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 22, 2013), the requisite number of Company shares were continuously held: (i) one from your

broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Bank of America Corporation, 214 North Tryon Street, Charlotte, NC 28255-0001. Alternatively, you may transmit any response by facsimile to me at (704) 409-0350.

If you have any questions with respect to the foregoing, please contact me at (980) 388-5022. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Jennifer E. Bennett
Associate General Counsel and
Assistant Corporate Secretary

cc: Farha-Joyce Haboucha, Rockefeller & Co.
Séamus P. Finn, Missionary Oblates of Mary Immaculate

Enclosures

J.P.Morgan

November 22, 2013

Mr. Brian Monahan, CEO
Bank of America
c/o General Counsel Office
214 North Tryon Street, NC1-027-20-05
Charlotte, NC 28255

Re: Bank of America shares

Dear Mr. Monahan,

JPMorgan Chase Bank is the custodian for the account of Neva Goodwin. As of November 22, 2013, the account of Neva Goodwin held 588 shares of Bank of America Corp. common stock (Cusip 060505104).

The above account has continuously owned at least 588 shares of Bank of America Corp. common stock for at least 12 months prior to and through November 22, 2013.

Sincerely,



Linnea Messina
Vice President

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
pdaly@tricri.org

November 22, 2013

Mr. Brian Moynihan, CEO
Bank of America
c/o Office of General Counsel
Hearst Tower, 214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Mr. Moynihan:

The Dominican Sisters of Caldwell, NJ have engaged in dialogue with the Bank about the social, financial, and reputational risks associated with the financial collapse of 2008 and the steps the Bank has taken to remedy the culture of risk at the Bank. We remain concerned about these issues and we offer this resolution as a means to focus our ongoing dialogue.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of 100 shares of Bank of America stock, which we intend to hold at least until after the next Annual Meeting. A letter of verifying ownership is enclosed.

I am hereby authorized to notify you of our intention to file the enclosed resolution, "Business Standards Review", asking our Board of Directors to issue a report to shareholders on the steps the bank has taken to address or remedy ongoing concerns that led to the 2008 Financial Crisis. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulation of the Securities and Exchange Act of 1934.

The contact person for this resolution is Reverend Seamus Finn, OMI, of the Missionary Oblates of Mary Immaculate. Kindly include me in any communications. Thank you for your attention to this proposal.

Sincerely,



Sister Patricia A. Daly, OP
Corporate Responsibility Representative

Business Standards Review

As shareowners of Bank of America we are alarmed by the constant flow of announced settlements that our company continues to make to address legacy issues related to the near financial collapse of 2008 that battered the economy and brought icons of American business (General Motors, Lehman Brothers) to their knees. It is deeply disappointing and distressing to be reminded of the levels and extent of the unethical and apparently illegal activities that have been attributed to our bank.

For example:

- In Dec 2010 we reached a $2.6 billion settlement with Freddie Mac and Fannie May.
- In April 2011 we agreed to a $1.6 billion settlement with Assured Guaranty
- In June 2011 we settled for $8.6 billion with Bank of New York
- In Feb 2012 our part of the national mortgage settlement with the Justice Department and 49 state attorneys general was $11.8 billion.
- In Sept 2012 a $2.4 billion settlement on class action Merrill Lynch was reached.
- In January 2013 $11.6 billion repurchase settlement with Fannie Mae.
- In 2013, the bank settled for $1.66 billion with bond insurer MBIA Inc.
- Earlier in 2013, Bank of America entered into a comprehensive, $10.2 billion settlement with Fannie Mae covering loans by affiliates of Countrywide Financial Corp. and Bank of America NA.
- In addition our bank settled for $2.9 billion with the OCC and the Federal Reserve Board related to the Independent Foreclosure Review.

This is representative of the financial penalties, reputational risk and credibility that our bank faces.

The bank's legal costs increased to $19.9 billion in the first half of 2013.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

Resolved: That the shareholders request the Board commission a comprehensive report available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following and including the timeline for changes and description of the banks review process that are in place to assess the effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A summary of steps taken to insure no recurrence of misconduct;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

11/22/2013

To Whom It May Concern:

The Sisters of St. Dominic of Caldwell have consistently held 100 shares of BANK OF AMERICA CORP, CUSIP 060505104, TICKER BAC in account number FISMA & OMB Memorandum M-07-16*** The asset has been held in custody for more than a one year period, preceding and including November 22nd, 2013. The Sisters of St. Dominic of Caldwell is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Kenneth Burkhead
Client Service, Manager
State Street Corporation
816-871-7504

THE NEEDMOR FUND

November 22, 2013

Ms. Lauren A. Mogensen
Corporate Secretary
Bank of America
214 North Tryon Street
Hearst Tower, NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen:

The Needmor Fund holds 3,400 shares of Bank of America stock.

We are co-filing the enclosed shareholder proposal with Missionary Oblates of the Mary Immaculate as the "primary filer" for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Bank of America shares and will be pleased to provide proof of ownership from a DTC participating institution upon request.

Needmor Fund has been a continuous shareholder of Bank of America of $2,000 work of stock for over one year and will continue to hold at least $2,000 of Bank of America stock through the next annual meeting.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor and I deputize Missionary Oblates of the Mary Immaculate to act on our behalf if the resolution is to be withdrawn.

We look forward to your response and dialogue in this issue.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

OFFICE OF THE

NOV 26 2013

CORPORATE SECRETARY

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Business Standards Review

As shareowners of Bank of America we are alarmed by the constant flow of announced settlements that our company continues to make to address legacy issues related to the near financial collapse of 2008 that battered the economy and brought icons of American business (General Motors, Lehman Brothers) to their knees. It is deeply disappointing and distressing to be reminded of the levels and extent of the unethical and apparently illegal activities that have been attributed to our bank.

For example:

- In Dec 2010 we reached a $2.6 billion settlement with Freddie Mac and Fannie May.
- In April 2011 we agreed to a $1.6 billion settlement with Assured Guaranty
- In June 2011 we settled for $8.6 billion with Bank of New York
- In Feb 2012 our part of the national mortgage settlement with the Justice Department and 49 state attorneys general was $11.8 billion.
- In Sept 2012 a $2.4 billion settlement on class action Merrill Lynch was reached.
- In January 2013 $11.6 billion repurchase settlement with Fannie Mae.
- In 2013, the bank settled for $1.66 billion with bond insurer MBIA Inc.
- Earlier in 2013, Bank of America entered into a comprehensive, $10.2 billion settlement with Fannie Mae covering loans by affiliates of Countrywide Financial Corp. and Bank of America NA.
- In addition our bank settled for $2.9 billion with the OCC and the Federal Reserve Board related to the Independent Foreclosure Review.

This is representative of the financial penalties, reputational risk and credibility that our bank faces.

The bank's legal costs increased to $19.9 billion in the first half of 2013.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

Resolved: That the shareholders request the Board commission a comprehensive report available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following and including the timeline for changes and description of the banks review process that are in place to assess the effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A summary of steps taken to insure no recurrence of misconduct;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

 Northern Trust

November 22, 2013

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **3,400** shares of **Bank of America (Cusip #060505104).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **Bank of America** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact me directly.
Sincerely,

Maureen Piechaczek
Trust Officer


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 21, 2013

Mr. Brian Monahan, CEO
Bank of America
o/o General Counsel Office
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Mr. Monahan,

The Sisters of Charity of Saint Elizabeth has been concerned about our Company's practices in the residential mortgage loan business and in its risk management procedures. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to report to shareholders as an independent Business Standards Review as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 500 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor, this resolution with The Missionary Oblates of the Mary Immaculate for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc.
SBA/an


SISTERS OF CHARITY OF SAINT ELIZABETH
MDCCCLIX
NEW JERSEY

P 973 290 5402
F 973 290 5441
PO BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Business Standards Review

As shareowners of Bank of America we are alarmed by the constant flow of announced settlements that our company continues to make to address legacy issues related to the near financial collapse of 2008 that battered the economy and brought icons of American business (General Motors, Lehman Brothers) to their knees. It is deeply disappointing and distressing to be reminded of the levels and extent of the unethical and apparently illegal activities that have been attributed to our bank.

For example:

- In Dec 2010 we reached a $2.6 billion settlement with Freddie Mac and Fannie May.
- In April 2011 we agreed to a $1.6 billion settlement with Assured Guaranty
- In June 2011 we settled for $8.6 billion with Bank of New York
- In Feb 2012 our part of the national mortgage settlement with the Justice Department and 49 state attorneys general was $11.8 billion.
- In Sept 2012 a $2.4 billion settlement on class action Merrill Lynch was reached.
- In January 2013 $11.6 billion repurchase settlement with Fannie Mae.
- In 2013, the bank settled for $1.66 billion with bond insurer MBIA Inc.
- Earlier in 2013, Bank of America entered into a comprehensive, $10.2 billion settlement with Fannie Mae covering loans by affiliates of Countrywide Financial Corp. and Bank of America NA.
- In addition our bank settled for $2.9 billion with the OCC and the Federal Reserve Board related to the Independent Foreclosure Review.

This is representative of the financial penalties, reputational risk and credibility that our bank faces.

The bank's legal costs increased to $19.9 billion in the first half of 2013.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

Resolved: That the shareholders request the Board commission a comprehensive report available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following and including the timeline for changes and description of the banks review process that are in place to assess the effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A summary of steps taken to insure no recurrence of misconduct;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

11/21/2013

Mr. Brian Moynihan
CEO
Bank of America Corporation
101 South Tyron Street
NC 1-002-29-01
Charlotte, NC 28255

RE: The Sisters of Charity of St. Elizabeth, State Street a/c ***FISMA & OMB Memorandum M-07-16***

Letter of Verification of Ownership

Dear Mr. Moynihan,

This letter shall serve as proof of beneficial ownership of **500.00** shares of **Bank of America Corporation** common stock for the Sisters of Charity of Saint Elizabeth.

Please be advised that as of November 21, 2013, the Sisters of Charity of Saint Elizabeth:

- have continuously held the requisite number of shares of **Bank of America Corporation** common stock for at least one year, and
- intend to continue holding the requisite number of shares of **Bank of America Corporation** common stock through the date of the **2013** Annual Meeting of Shareholders

Sincerely,

Amy Youngberg
Officer